October 18, 2005

Via U.S. Mail
John Pasqualoni
President and Chief Executive Officer
Seneca Gaming Corporation
310 Fourth Street
Niagara Falls, NY 14303

Re:	Seneca Gaming Corporation
	Registration Statement on Form S-4
	File No. 333-128443
	Filed on September 20, 2005

Dear Mr. Pasqualoni:

     We reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents, page i

1. It is not clear why the bolded paragraph below the table of contents refers to incorporated information. It does not appear that you have incorporated any information into this prospectus.
Please
revise your disclosure here and elsewhere as appropriate.

2. Please include the Item 2 of Form S-4 information with the table of contents so that it appears together on one page.

Where You Can Find More Information, page iii

3. The summary should directly follow the table of contents page.
Please revise accordingly.
4. Please remove the statement in the second paragraph that you are not currently subject to the information and periodic reporting requirements of the Exchange Act.

5. Please revise to reflect the SEC`s new address: 100 F Street, NE,
Washington, DC 20549.

Industry and Market Data, page iv

6. Please delete your statements that the market data may not be accurate and that investors should not rely on such data when making an investment decision. It is inappropriate to state or imply that investors may not rely on information you have included in the prospectus.

Prospectus Summary, page 1
7. Please revise the summary to be more concise. The summary should be brief and provide just a brief overview of the key aspects of the offering. Refer to Item 503 of Regulation S-K and the instructions thereto. For example, detailed information about pending legal actions and your marketing strategy are not appropriate in the summary section.
8. Reference is made to the section labeled "The Issuer", "Seneca Niagara Casino" and "Seneca Allegany Casino." We note that you present the non-GAAP financial measure of EBITDA for the twelve months period ended June 30, 2005. Please revise your disclosure to present a reconciliation of EBITDA to the most directly comparable GAAP financial measure and a statement disclosing the reason you believe the presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. Your revised disclosure should indicate whether management uses the measure as a liquidity measure or an operating performance measure. Also, please revise to provide equally prominent disclosure of the most comparable GAAP measure wherever EBITDA is disclosed in the filing. See Item 10(e) of Regulation S-X for guidance.
9. Reference is made to the section labeled "Seneca Niagara Casino Expansion" and Seneca Allegany Casino Expansion". It appears that because you terminated Klewin as construction manager, you have concluded that the expected cost of constructing the Seneca Niagara luxury hotel will exceed $153 million (the initial expected cost). In this regard, please disclose in your MD&A an estimate or range of the expected cost and the future impact this higher cost will have on your statement of operations. Your disclosure should include, but not be limited to, a discussion as to whether the excess cost will be recoverable or will be recognized as an impairment charge in the period incurred, supported with facts and circumstances for your conclusion. This disclosure should also discuss the expected impact on operations regarding the termination of Klewin for the construction of the Seneca Allegany Casino`s 220-room hotel.

Selected Quarterly Data
10. Please revise your filing to include selected quarterly data presented in accordance with Item 302 of Regulation S-K.

The Exchange Notes, page 14
11. Please revise the "Guarantees" subsection to state, if true, that the notes are "fully and unconditionally" guaranteed by your subsidiaries. Revise throughout as necessary.

Risk Factors, page 17

12. Please delete language in the introductory paragraph that suggests or implies that all material risks are not described.
You
are required to disclose all material risks; if risks are not material, please do not reference them.

Your ability to enforce your rights or have an adequate remedy against the Nation..., page 19

13. The last paragraph of this section indicates that you have not waived sovereign immunity from private civil suits, including those involving violations of federal securities laws. Please provide us with a detailed legal analysis as to how this comports with your obligations under the federal securities law.

We compete with casinos, other forms of gaming and other resort..., page 22
14. Please revise to condense the risk into a discussion that is no more than a few short paragraphs in length, or break down the competition risk factor into separate parts. Instead of providing so much detail regarding the competitive businesses in the region, instead focus on disclosing how those other gaming operations or resort properties pose a threat to your business.

Terms of the Exchange Offer, page 31
15. We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Expiration Date; Extension; Amendments, page 33
16. As currently represented, the offer could be open for less than
20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
17. We note your reservation of the right to amend the terms of the offer in any manner. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Cash Flows - Investing Activities, page 52
18. Please include a short description of collateralized market auction preferred stock.

Contractual Obligations, page 55
19. We note footnote 2. Please consider separating the interest payments for the Term Loan from other interest payments either by including another row in the table or in a footnote.
20. Please provide footnote disclosure to your table of contractual commitments disclosing the additional debt that has been issued by the Company since September 30, 2004. Also, please provide footnote disclosure to the table explaining how the termination of the construction contract with Klewin is expected to impact construction costs for the Seneca Niagara Casino project.

New Accounting Pronouncements, page 56
21. We note from your disclosure that there are no accounting standards that have not yet been adopted which are expected to have a material impact on your financial statements. In this regard, please expand your disclosure in MD&A and the notes to the financial statements to include: 1) a brief description of these new standards;
2) the date that adoption is required and the date that you plan to adopt, if earlier; and 3) a discussion of the methods of adoption allowed by the standards and the method expected to be utilized by you. See SAB 74 for guidance.

Recent Developments Affecting Our Class II Operations, page 62
22. We note from your disclosure that as of January 1, 2005 you transferred Seneca Allegany and Niagara Casino Class II operations to the Nation. It appears that your transfer of Class II operations to the Nation meets the conditions in paragraph 42 of SFAS No. 144. In this regard, please revise your financial statements to comply with the requirements of paragraph 43 and 44 of SFAS No. 144. Additionally, please revise the notes to your financial statements to include the disclosures required by paragraph 47 of SFAS No. 144.

Market and Competition, page 64
23. Generally, you should provide support or a source for statistics that you cite (e.g. population, mean annual household income and estimated park visitors). Please revise throughout as necessary.

Legal Proceedings, page 68
24. Consider including the order numbers of the various court decisions for investor reference.
25. We note the status of the ongoing litigation with respect to the
Cheektowaga site and your consideration of alternative sites for the
Erie County casino. Please update the disclosure, here and elsewhere as appropriate, to discuss the progress being made to either find an alternative site for the Seneca Erie Casino, or meet the December 9,
2005 deadline for commencing construction.
26. Please confirm that you will update this section with each amendment you file prior to effectiveness. It appears that your ongoing litigation, and the attendant delays to construction and potential for missed corporate opportunities, could have a significant impact on your business operations.

Certain U.S. Federal Income Tax Consequences, page 136
27. Please revise the title to clarify that this section includes all material, not just certain, U.S. federal tax consequences.
28. Clarify why the exchange of an old note for an exchange note
"should not," rather than "will not," constitute a taxable exchange.

Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
29. Revise to include the city and state where the report of the independent registered accounting firm was issued. Refer to the requirements of Rule 2-02(a) of Regulation S-X.

Consolidated Balance Sheets, page F-3
30. Please revise your consolidated balance sheets and your condensed consolidated balance sheets and notes to the respective financial statements to provide all disclosures required by Rule 5-02.30 of Regulation S-X and SFAS No. 129, as applicable with respect to your stockholders` equity.

Note 1. Organization and Basis of Presentation, page F-6 and F-7
31. We note the disclosure in Note 1 indicating that in connection with the approval of the Compact on October 25, 2002, the State of New York transferred to the Nation certain property upon which the former Niagara Falls, New York Convention Center (the Facility) was located. We also note that the Nation leased the property to SNFGC, who then leased the property to Empire State Development Corporation
(ESDC). We further note that ESDC then subleased the property back to
SNFGC under a sub-lease agreement. Please tell us and clarify in your footnote disclosures why the property was leased by SNFGC to ESDC, then subsequently leased back from ESDC. As part of your response, please explain the business purpose of the leasing transactions and tell us the terms of the various lease arrangements. Also, please explain how and why ESDC was involved in the original financing of the facility as disclosed in Note 1. We may have further comment upon receipt of your response.
32. We note the disclosure in Note 1 indicating that the Company believes that all expenses incurred by the Nation on behalf of the Company have been properly allocated to the Company. In this regard, please tell us and revise the notes to your financial statements to indicate whether the Company`s financial statements include any common or allocated costs incurred by the Nation on the Company`s behalf. If so, please revise to disclose the nature and amounts of these costs and the allocation methods used to determine the amount of costs allocated to the Company. Additionally, please provide an assertion by management that the allocation methods used were reasonable, and if practicable, provide an estimate of the costs that would have been incurred had the Company operated on a stand-alone basis. Refer to the guidance outlined in SAB Topic 1:B:1 Question 2.

Note 2. Short-term Investment, page F-7
33. Please expand your disclosure to describe the classification assigned to your short-term investments and provide any disclosures required by SFAS No. 115 with respect to your investments, as applicable. See paragraph 6 of SFAS No. 115 for guidance.

Note 11. Related-Party Transactions, page F-14
34. We note from this disclosure and note 3 to your condensed consolidated financial statements for the period ended June 30, 2005 that you do not recognize the operating lease expenses for the Seneca
Niagara Casino (land and building) and the land upon which Seneca Allegany Casino operates on a straight-line basis, as required by paragraph 15 of SFAS No. 13. In this regard please provide us with and disclose in your filing, your accounting policy related to these operating leases and the rational for your conclusion. We note from your disclosure that "rent is payable only to the extent that sufficient funds are available from the net proceeds derived from operations...", but it is unclear as to whether the rents not paid due to insufficient funds would accumulate in arrears until sufficient funds are generated. Please clarify this point. Additionally, please disclose for each lease, the terms of your renewal options and escalation clauses as required by paragraph 16(d)
of SFAS No. 13. Also please disclose the lease term as defined in paragraph 5(f) of SFAS No. 13 for your verbal land lease agreement associated with Seneca Allegany Casino.
35. Reference is made to paragraph six in note 1 to your consolidated financial statements. We note from your disclosure that you have recorded the $22 million payment, associated with the ESDC sub-sub lease agreement, as leasehold improvements. Please explain your rational and provide us with the associated accounting guidance which led to your accounting treatment. Based on the fact that this $22 million payment was paid to satisfy the ESDC sub-sub lease agreement clause, which required you to pay supplemental rent of approximately
$24 million in the event you conducted Class III gaming within the City of Niagara Falls and outside of your current facility, it would appear that the basis for this payment was due to satisfy a contingent rental as defined in paragraph 5(n) of SFAS No. 13. We remind you that under SFAS No. 13 contingent rentals affect the determination of income as accruable. In this regard please revise or advise accordingly. We may have further comment upon receipt of your response.

Note 13. Condensed Consolidating Financial Statements Information, page F-16
36. Please revise your disclosure to present in separate columns your parent company and subsidiary guarantors financial information, and provide the required disclosures per Rule 3-10 (i)(8), (i)(9) and
(i)(10) of Regulation S-X. Also, please revise to provide the required footnote disclosures allowed in Note 1 of paragraph (f) of
Rule 3-10 of Regulation S-X for the fiscal year ended September
30,
2003 and 2002, or explain in detail why you do not believe this is required.

Condensed Consolidated Financial Statements for the period ended
June
30, 2005
Condensed Consolidated Balance Sheets, page F-19
37. We note from your condensed consolidated balance sheets that the change in your "short-term investments," significantly increased from
September 30, 2004 to June 30, 2005 by approximately $63 million. Based on your condensed consolidated statement of cash flows, it appears that only approximately $45 million of the above-mentioned increase was due to cash purchases of investments. Due to the significance of this increase between the periods presented in your condensed consolidated balance sheet, please provide the disclosures required by paragraph 19 through 21 of SFAS No. 115 for the periods presented in your interim financial statements.

Note 6. Subsequent Events, page F-27
38. Please revise your subsequent events disclosure in Note 6 to include disclosure regarding your pending complaint with Klewin and the expected impact of this matter on your financial statements.

Condensed Consolidating Financial Statements Information
39. As required by Rule 3-10 (f) of Regulation S-X, please provide the condensed consolidated financial information for the parent company, the subsidiary guarantors of your 2004 7 1/4 Senior Notes due 2012 and your non-guarantor subsidiaries for the periods presented in your interim financial statements.

Other
40. In the event of a delay in the effectiveness of the Company`s Form S-4 registration statement, please update the financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.
41. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to the registration statement.
42. Please address our comments on the financial statements and related disclosures in your Form S-4 registration statement in future filings on Form 10-K and Form 10-Q, where applicable.

Signature Page
43. Please include the signature of your principal accounting officer with the next amendment. Also include the signature of your subsidiary guarantors` principal accounting officers. If an individual who has already signed the registration statement acts in this capacity, please indicate each capacity in which that individual signs the registration statement.

Index to Exhibits
44. Please advise us whether you intend to file a tax opinion. It appears from your characterization of the tax discussion on page
136
as a "summary" that you intend to file a tax opinion.

Letter of Transmittal
45. Delete the language in the last sentence of the third paragraph on page three requiring the note holder to acknowledge that he/she has "read" all of the terms of the exchange offer.

Closing Comments

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Mathew
C. Bazley at (202) 551-3382 or me at (202) 551-3814 with any other questions.

							Sincerely,



							Sara W. Dunton

cc:	Via Facsimile
	Kim E. Ramsey
	Akin Gump Strauss Hauer & Feld LLP
	300 Convent Street, Suite 1500
	San Antonio, TX 78205

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Seneca Gaming Corporation
October 18, 2005
Form S-4